Exhibit (a) (xi)

To all persons receiving stock options on or after September 13, 2002, to purchase a total of less than 30,000 shares of our common stock,

The Company will be amending the tender offer this week to revise the definition of persons that will not be permitted to participate in the Stock Option Exchange (i.e., Excluded Employees). Excluded employees will be:

(i) the CEO

(ii) Vice President level employees or higher who have executed a severance agreement or a transition agreement and have been notified that their jobs will be eliminated,

(iii) employees based in Switzerland, and

(iv) any employees that received option awards on or after September 13, 2002, to purchase a total of 30,000 or more shares of common stock of the Company.

In addition, any employee who elects to exchange options under the stock option exchange will be required to also exchange all stock options granted to that employee on or after September 13, 2002.

Therefore, after the amendment becomes effective, you will be able to participate in the stock option exchange despite the fact that you received an option award on or after September 13, 2002.

I will hold a separate web-ex for employees receiving this email to explain further the above information.

Tim Silvera

Director, Total Compensation

Openwave Systems